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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended December 31, 2003

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC (Name of Registered Holding Company)
E.ON AG E.ON-Platz 1 40479 Dusseldorf Germany (Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended December 31, 2003

i

        This report covers the quarter ended December 31, 2003.

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business

        Omitted for the fourth quarter of the fiscal year pursuant to instructions for Item 1.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Energy Marketing	Money Pool Loan	$37,822,192	—		Money Pool	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
LG&E International	LG&E Power Spain	$100,000
LG&E Power Operations	LG&E Power 21	$202,000
LG&E Power Operations	LG&E Power 21 Wind	$6,021,000
LG&E Power Operations	LG&E Power 31	$32,000
LG&E Power Operations	LG&E Power 31 Wind	$2,348,000
LG&E Power Inc.	LG&E Power Gregory I	$17,260,000
LG&E Power Inc.	LG&E Power Gregory II	$12,309,000
LG&E Power Inc.	LG&E Power Gregory III	$253,000
LG&E Power Inc.	LG&E Power Gregory IV	$169,000
LG&E Capital Corp.	LG&E Power Inc.	$68,027,000

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	LCC	Miscellaneous services	11,343			11,343
FCD LLC	WKEC	Miscellaneous services	36,304			36,304
FCD LLC	LEL	Miscellaneous services	34,230			34,230
LCC LLC	WKEC	Miscellaneous services	16,286			16,286
LCC LLC	LCC	Miscellaneous services	465			465
LCC LLC	LEL	Miscellaneous services	143			143
FSF Minerals	LEL	Miscellaneous services	34,211			34,211
FSF Minerals	LCC	Miscellaneous services	19,521			19,521
FSF Minerals	FCD LLC	Miscellaneous services	184			184
Home Services	LEL	Miscellaneous services	39,359			39,359
Home Services	Services Company	Miscellaneous services	147			147
Home Services	LG&E Utility	Miscellaneous services	31,274			31,274
Home Services	LCC	Miscellaneous services	19,292			19,292
Home Services	Kentucky Utilities	Miscellaneous services	431			431
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	198,088			198,088
LG&E Power Inc.	LG&E Power Engineers & Constructors	Miscellaneous services	1,155,845			1,155,845
LG&E Power Inc.	LG&E Power Constructors	Miscellaneous services	1,118,704			1,118,704
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related Miscellaneous services Convenience payments	9,932 61,432,418 44,098			9,932 61,432,418 44,098
LG&E Power Inc.	LG&E Power 16, Inc.	Miscellaneous services	896			896
LG&E Power Inc.	American Power Inc.	Miscellaneous services	12,429,705			12,429,705
LG&E Power Inc.	LG&E Power 5, Inc.	Miscellaneous services	5,600			5,600

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Power Inc.	LG&E Power Roanoke, Inc.	Miscellaneous services	88,667			88,667
LG&E Power Inc.	LG&E Power 31, Inc.	Miscellaneous services	33,327			33,327
LG&E Power Inc.	LG&E Power IV, Inc.	Miscellaneous services	28,746			28,746
LG&E Power Inc.	LG&E International	Miscellaneous services	13,966			13,966
LG&E Power Inc.	Hadson Financial	Miscellaneous services	12,430,505			12,430,505
LG&E Power Inc.	HD Energy	Miscellaneous services	6,400			6,400
LG&E Power Inc.	LG&E Natural Marketing	Miscellaneous services	800			800
LG&E Power Inc.	Llano Gathering	Convenience payments	1,654			1,654
LG&E Power Engineers & Constructors Inc.	LG&E Power Inc.	Miscellaneous services	1,586,394			1,586,394
LG&E Power Engineers & Constructors Inc.	LG&E Power Constructors	Miscellaneous services	7,708			7,708
LG&E Power Engineers & Constructors Inc.	Hadson Financial	Miscellaneous services	5,282			5,282
LG&E Power Engineers & Constructors Inc.	LG&E Natural Marketing	Miscellaneous services	3,570			3,570
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments Miscellaneous services Labor related	2,425 19,060,898 2,127			2,425 19,060,898 2,127
LG&E Power Services LLC	LG&E Power Operations	Convenience payments	4,664			4,664
LG&E Power Services LLC	LG&E Power 21 Wind Inc.	Miscellaneous services	1,824			1,824
LG&E Power Services LLC	Hadson Financial	Miscellaneous services	1,048			l,048
LG&E Power Operations	LG&E Power Services	Labor related	20,034			20,034
		Miscellaneous services	228			228
LG&E Power Operations	LG&E Power 16, Inc.	Convenience payments	1,288			1,288
LG&E Power Operations	LG&E Power Roanoke Inc.	Convenience payments	207,330			207,330
LG&E Power Operations	LG&E Power 21 Wind Inc.	Miscellaneous services	1,339,391			1,339,391

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Power Operations	Hadson Financial	Miscellaneous services	9,164			9,164
LG&E Power Gregory II	LG&E Power Inc.	Miscellaneous services	9,859,385			9,859,385
LG&E Power Gregory II	LG&E Power Operations	Miscellaneous services	1,019,133			1,019,133
LG&E Power Gregory II	LG&E Power Gregory I	Miscellaneous services	2,450,000			2,450,000
LG&E Power Gregory III	LG&E Power Inc.	Miscellaneous services	252,646			252,646
LG&E Power Gregory III	LG&E Power Operations	Miscellaneous services	21,255			21,255
LG&E Power Gregory IV	LG&E Power Operations	Miscellaneous services	162,370			162,370
LG&E Power Gregory IV	LG&E Power Gregory III	Miscellaneous services	1,388			1,388
LG&E Power Gregory I	LG&E Power Inc.	Miscellaneous services	8,862,104			8,862,104
LG&E Power Gregory I	LG&E Power Services LLC	Miscellaneous services	35			35
LG&E Power Gregory I	LG&E Power Operations	Miscellaneous services	7,636,071			7,636,071
LG&E Power Gregory I	LG&E Minor Facilities	Miscellaneous services	156			156
LG&E Minor Facilities	LG&E Power Inc.	Miscellaneous services	156			156
KUCC Ferndale	LEL	Miscellaneous services	1,866			1,866
KUCC Paris	LEL	Miscellaneous services	39,212			39,212
KUCC Portland	LEL	Miscellaneous services	22			22
KU Solutions	LEL	Miscellaneous services	3,451			3,451
KU Solutions	LCC	Miscellaneous services	1,600			1,600

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	26			26
LG&E Utility	KU Solutions	Convenience payments	43			43
Kentucky Utilities	KU Solutions	Labor related Convenience payments	67,309 92,524			67,309 92,524
Services Company	LG&E Power Inc.	Miscellaneous services	1,230,124	22,808		1,252,932
Services Company	LEM	Miscellaneous services	3,463,652	429,267		3,892,919
LEL	FSF Minerals	Miscellaneous services	11,614			11,614
LEL	KU Solutions	Miscellaneous services	3,407			3,407
LEL	KUCC Paris	Miscellaneous services	27,334			27,334
LEL	KUCC Ferndale	Miscellaneous services	187,556			187,556
LEL	LCC LLC	Miscellaneous services	125			125
LEL	Home Services	Miscellaneous services	24,594			24,594
LCC	FSF Minerals Inc.	Miscellaneous services	52,061			52,061
LCC	LCC LLC	Miscellaneous services	7,378			7,378
LCC	FCD LLC	Miscellaneous services	34,212			34,212

Company Names:
LEL	LG&E Energy LLC
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2003	$70,777,149,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$10,616,572,350	Line 2
Greater of $50 million or Line 2	$10,616,572,350	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i)(1)	$0
Energy-related business Category—Rule 58(b)(1)(ii)(2)	$0
Energy-related business Category—Rule 58(b)(1)(iv)(3)	$4,200,799
Energy-related business Category—Rule 58(b)(1)(v)(4)	$1,053,843,326
Energy-related business Category—Rule 58(b)(1)(vii)(5)	$19,976,692
Energy-related business Category—Rule 58(b)(1)(viii)(6)	$71,349,412
Energy-related business Category—Rule 58(b)(1)(ix)(7)	$6,463,832

Total current aggregate investment	$1,155,834,061	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$9,460,738,289	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.
Investments in gas-related companies:
Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i)(1)	$0
Gas-related business Category—Rule 58(b)(2)(ii)(2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,126,666	$22,141,103	Changes in intercompany advances from 09/30/03 amounts
Pipeline construction investments (CRC Evans and affiliates*)	$129,725,330	$0	Reflects sale of CRC-Evans International, Inc. and its subsidiaries.
International investments (Argentine gas distribution and Spanish generation)	$43,853,566	$43,925,363	Changes in intercompany advances from 09/30/03 amounts
Consumer credit investments (LG&E Credit Corp)	$268,979	$272,616
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$81,643,764	$48,477,961	Change in payables to associated companies from 09/30/03 amounts.
Unregulated generation investments	$46,219,553	$64,765,901	Changes in intercompany advances from 09/30/03 amounts.

*
The sale of CRC-Evans International, Inc. and its subsidiaries closed on November 10, 2003.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A.
Financial Statements:

Exhibit A	Financial Statements for Reporting Companies.
Omitted for fourth quarter of fiscal year pursuant to Instructions to Item 6.

B.
Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC
Date: March 29, 2004	E.ON AG
	By:	/s/ Karl-Heinz Feldmann
Name: Karl-Heinz Feldmann Title: Senior Vice President Legal Affairs/ General Counsel
	By:	/s/ Dr. Guntram Wuerzberg
Name: Dr. Guntram Wuerzberg Title: Vice President General Legal Affairs

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission 211 Sower Boulevard Frankfurt, KY 40601
Virginia State Corporation Commission 1300 E. Main Street Richmond, VA 23219
Date: March 29, 2004	E.ON AG
	By:	/s/ Karl-Heinz Feldmann
Name: Karl-Heinz Feldmann Title: Senior Vice President Legal Affairs/General Counsel
	By:	/s/ Dr. Guntram Wuerzberg
Name: Dr. Guntram Wuerzberg Title: Vice President General Legal Affairs

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Table of Contents
  Item 1.—ORGANIZATION CHART
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.
  Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE